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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 2)*


                             Stolt Comex Seaway SA
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Shares
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   L8873E103
                   -----------------------------------------
                                 (CUSIP Number)

      Stuart B. Panish c/o Zweig-DiMenna Associates LLC, 900 Third Avenue
                   New York, New York 10022  (212) 451-1100
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 6, 1998
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. L8873E103


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Zweig-DiMenna Special Opportunities, L.P.
        Zweig-DiMenna Partners, L.P.
        Zweig-DiMenna International Limited
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account
        Gotham Advisors, Inc., on behalf of a discretionary account

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                     (b) [_]

3  SEC USE ONLY

4 SOURCE OF FUNDS*  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS  2(d) or 2(e)                                                    [_]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Zweig-DiMenna Special Opportunities, L.P. - Delaware
        Zweig-DiMenna Partners, L.P. - New York
        Zweig-DiMenna International Limited - British Virgin Islands Zweig-DiMenna International Managers, Inc. - Delaware
        Gotham Advisors, Inc. - Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

        Zweig-DiMenna Special Opportunities, L.P.-143,800
        Zweig-DiMenna Partners, L.P.-234,400
        Zweig-DiMenna International Limited-542,400
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-103,200
        Gotham Advisors, Inc., on behalf of a discretionary account-31,200

8  SHARED VOTING POWER

        0

9  SOLE DISPOSITIVE POWER

        Zweig-DiMenna Special Opportunities, L.P.-143,800
        Zweig-DiMenna Partners, L.P.-234,400
        Zweig-DiMenna International Limited-542,400
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-103,200
        Gotham Advisors, Inc., on behalf of a discretionary account-31,200

10  SHARED DISPOSITIVE POWER

        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Zweig-DiMenna Special Opportunities, L.P.-143,800
        Zweig-DiMenna Partners, L.P.-234,400
        Zweig-DiMenna International Limited-542,400
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-103,200
        Gotham Advisors, Inc., on behalf of a discretionary account-31,200

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        Total-9.5%

        Zweig-DiMenna Special Opportunities, L.P.-1.3%
        Zweig-DiMenna Partners, L.P.-2.1%
        Zweig-DiMenna International Limited-4.9%
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-0.9%
        Gotham Advisors, Inc., on behalf of a discretionary account-0.3%

14 TYPE OF REPORTING PERSON*

        Zweig-DiMenna Special Opportunities, L.P. - PN
        Zweig-DiMenna Partners, L.P. - PN
        Zweig-DiMenna International Limited - CO
        Zweig-DiMenna International Managers, Inc. - CO
        Gotham Advisors, Inc. - CO

                        SCHEDULE 13D - AMENDMENT NO. 2

     Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Managers, Inc. and Gotham Advisors, Inc. (collectively the "Investors") hereby amend the
Schedule 13D, filed with respect to shares of Common Shares, par value $2.00 per share ("Shares") of Stolt Comex Seaway SA.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The first sentence of Item 3 is amended to read as follows:

     "The securities of Stolt Comex Seaway SA. were purchased at an aggregate cost of $59,059,087 with the investment capital of Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the discretionary account managed by Zweig-DiMenna International Managers, Inc. (the "ZDIM Account") and the discretionary account managed by Gotham Advisors, Inc. (the "Gotham Account")."

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

     The answer to Item 5 is amended to read as follows:

     a.   Aggregate number of shares beneficially owned:

            Zweig-DiMenna Special Opportunities, L.P.       143,800

            Zweig-DiMenna International Limited             542,400

            Zweig-DiMenna Partners, L.P.                    234,400

            ZDIM Account                                    103,200

            Gotham Account                                   31,200

          Percent of class beneficially owned:

            Zweig-DiMenna Special Opportunities, L.P.           1.3%

            Zweig-DiMenna International Limited                 4.9%

            Zweig-DiMenna Partners, L.P.                        2.1%

            ZDIM Account                                        0.9%

            Gotham Account                                      0.3%

     b.   Number of shares as to which there is sole power to vote:

            Zweig-DiMenna Special Opportunities, L.P.       143,800

            Zweig-DiMenna International Limited             542,400

            Zweig-DiMenna Partners, L.P.                    234,400

            ZDIM Account                                    103,200

            Gotham Account                                   31,200

          Number of shares as to which there is shared power to vote or to direct the vote:

            Zweig-DiMenna Special Opportunities, L.P.             0

            Zweig-DiMenna International Limited                   0

            Zweig-DiMenna Partners, L.P.                          0

            ZDIM Account                                          0

            Gotham Account                                        0

          Number of shares as to which there is sole power to dispose or to direct the disposition:

            Zweig-DiMenna Special Opportunities, L.P.       143,800

            Zweig-DiMenna International Limited             542,400

            Zweig-DiMenna Partners, L.P.                    234,400

            ZDIM Account                                    103,200

            Gotham Account                                   31,200

          Number of shares as to which there is shared power to dispose or to direct the disposition:

            Zweig-DiMenna Special Opportunities, L.P.             0

            Zweig-DiMenna International Limited                   0

            Zweig-DiMenna Partners, L.P.                          0

            ZDIM Account                                          0

            Gotham Account                                        0

c. Since December 16, 1997, the date of the Investors' most recent 13D filing, Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the ZDIM Account and the Gotham Account purchased the Shares on the open market on the following dates and at the following prices and in the following amounts:

            ZWEIG-DIMENNA SPECIAL OPPORTUNITIES, L.P.

            DATE        DESCRIPTION OF TRANSACTION

            12/17/97      Purchased 3,500 shares at $45.5750 a share

            12/18/97      Purchased 700 shares at $45.25 a share

            12/18/97      Purchased 2,100 shares at $45.25 a share

            12/23/97      Purchased 700 shares at $41.5625 a share

            12/24/97      Purchased 2,200 shares at $41.50 a share

            12/26/97      Purchased 700 shares at $41.9375 a share

            12/30/97      Purchased 700 shares at $41.9375 a share

            12/31/97      Purchased 1,800 shares at $49.5250 a share

            1/2/98        Purchased 2,100 shares at $49.4708 a share

            1/6/98        Purchased 4,300 shares at $46.8021 a share

            1/6/98        Purchased 700 shares at $46.25 a share

            ZWEIG-DIMENNA INTERNATIONAL LIMITED

            DATE        DESCRIPTION OF TRANSACTION

            12/17/97      Purchased 13,300 shares at $45.5750 a share

            12/18/97      Purchased 2,700 shares at $45.25 a share

            12/18/97      Purchased 8,000 shares at $45.25 a share

            12/23/97      Purchased 2,700 shares at $41.5625 a share

            12/24/97      Purchased 7,900 shares at $41.50 a share

            12/26/97      Purchased 2,700 shares at $41.9375 a share

            12/30/97      Purchased 2,700 shares at $41.9375 a share

            12/31/97      Purchased 6,600 shares at $49.5250 a share

            1/2/98        Purchased 8,000 shares at $49.4708 a share

            1/6/98        Purchased 16,000 shares at $46.8021 a share

            1/6/98        Purchased 2,700 shares at $46.25 a share

            ZWEIG-DIMENNA PARTNERS, L.P.

            DATE        DESCRIPTION OF TRANSACTION

            12/17/97      Purchased 5,700 shares at $45.5750 a share

            12/18/97      Purchased 1,100 shares at $45.25 a share

            12/18/97      Purchased 3,400 shares at $45.25 a share

            12/23/97      Purchased 1,100 shares at $41.5625 a share

            12/24/97      Purchased 3,400 shares at $41.50 a share

            12/26/97      Purchased 1,100 shares at $41.9375 a share

            12/30/97      Purchased 1,100 shares at $41.9375 a share

            12/31/97      Purchased 2,800 shares at $49.5250 a share

            1/2/98        Purchased 3,400 shares at $49.4708 a share

            1/6/98        Purchased 6,700 shares at $46.8021 a share

            1/6/98        Purchased 1,100 shares at $46.25 a share

            ZDIM ACCOUNT

            DATE        DESCRIPTION OF TRANSACTION

            12/17/97      Purchased 2,500 shares at $45.5750 a share

            12/18/97      Purchased 500 shares at $45.25 a share

            12/18/97      Purchased 1,500 shares at $45.25 a share

            12/23/97      Purchased 500 shares at $41.5625 a share

            12/24/97      Purchased 1,500 shares at $41.50 a share

            12/26/97      Purchased 500 shares at $41.9375 a share

            12/30/97      Purchased 500 shares at $41.9375 a share

            12/31/97      Purchased 1,300 shares at $49.5250 a share

            1/2/98        Purchased 1,500 shares at $49.4708 a share

            1/6/98        Purchased 3,000 shares at $46.8021 a share

            1/6/98        Purchased 500 shares at $46.25 a share

            GOTHAM ACCOUNT

            DATE        DESCRIPTION OF TRANSACTION

            Made no transactions during the applicable time period.

     d.   Not Applicable

     e.   Not Applicable

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 1998

                                      ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.

                                      By:  Zweig-DiMenna Associates LLC,
                                           Managing General Partner

                                      By:  /s/  Joseph A. DiMenna
                                           ------------------------------------
                                      Name:  Joseph A. DiMenna
                                      Title: A Managing Director of the
                                             Managing General Partner


                                      ZWEIG-DiMENNA INTERNATIONAL LIMITED

                                      By:  Zweig-DiMenna International
                                           Managers, Inc., Investment Manager

                                      By:  /s/  Joseph A. DiMenna
                                           ------------------------------------
                                      Name:  Joseph A. DiMenna
                                      Title: Executive Vice President


                                      ZWEIG-DiMENNA PARTNERS, L.P.
                                      By:  Zweig-DiMenna Associates LLC,
                                           Managing General Partner

                                      By:  /s/  Joseph A. DiMenna
                                           ------------------------------------
                                      Name:  Joseph A. DiMenna
                                      Title: A Managing Director of the
                                             Managing General Partner


                                      ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.

                                      By:  /s/  Joseph A. DiMenna
                                           ------------------------------------
                                      Name:  Joseph A. DiMenna
                                      Title: Executive Vice President


                                      GOTHAM ADVISORS, INC.

                                      By:  /s/  Joseph A. DiMenna
                                           ------------------------------------
                                      Name:  Joseph A. DiMenna
                                      Title: Vice President